03017995



Annual Report

P.E.
12/31/02
RECD S.E.C.
MAR 2 4 2003
ARS

2002

PROCESSED
MAR 2 4 2003
THOMSON
FINANCIAL



Citizens Financial Corp.

Citizens Financial Corp.

A Message to Our Shareholders

To Our Shareholders:

We are pleased to present you with Citizens Financial Corp.'s 2002 annual report. It has been a year of continuing challenge not only for Citizens, but also for many of our customers as well as our nation. We at Citizens were nonetheless able to move forward in 2002 striving to achieve our mission of becoming the premier provider of financial services and products in our marketplace.

The growth we experienced in 2001 continued in 2002. Total deposits increased $15,989,056 to $147,740,991 while loans rose by $8,090,996 to $116,667,624 and investments increased $5,254,665 to $54,219,132. A significant portion of this growth was generated through our newer offices, especially our Marlinton office. While the opening of new offices carries certain costs, we are very pleased that we were able to maintain our earnings despite these costs. In fact, net income for 2002 increased $22,822 to $1,927,557, our highest ever, and we increased our dividend for the eleventh straight year to $1.40 per share. Continued growth of our earning asset base is expected to further improve future earnings.

Other factors impacting bank earnings in 2002 were low interest rates and difficulty with credit quality resulting from our nation's weak economy. While low interest rates did squeeze our earnings in 2002, we fared much better than most banks and our net interest margin of 4.71% remains well above our peer average. Regarding credit quality, we have recognized certain signs of weakness in our economy and took steps to tighten credit standards designed to maintain and enhance the quality of our assets. As a result, our past due and nonaccruing loans at December 31, 2002 are actually less than they were a year ago and those more than 90 days past due are down significantly despite the increase in the size of our loan portfolio. Although we did experience net charge-offs of $300,175 in 2002, nearly half of that was from one credit and we believe the quality of our loan portfolio is quite good. For a complete review of our financial position and earnings performance, we invite you to read the financial statements and management's discussion contained in this report.

The uncertainties that marked our nation and our economy in 2002 appear as though they will persist in 2003. The prospect of war, troubles in corporate America, and a weak stock market all remain. But just as Citizens acted decisively in 2002 by opening our Marlinton facility and bringing ATM service to our Tucker County customers, we plan to take several more confident steps in 2003. Among them are the opening of a full service facility in Marlinton to compliment our existing branch, and the expansion and improvement of our Petersburg facility. By doing so we believe we will not only be able to serve our existing customers better, but also introduce many new customers to our outstanding products and service.

As we prepare for these challenges we'd like to thank our many dedicated employees who continually put customer service first, our Board of Directors for their guidance, our customers for the faith they place in us, and our shareholders for continuing to support our efforts to become the premier financial institution in our market. We encourage our shareholders to vote their proxy and look forward to seeing many of you at our annual meeting on April 26, 2003.

Sincerely,

Max L. Armentrout
Chairman of the Board

Robert J. Schoonover
President and Chief Executive Officer

Citizens Financial Corp.

Financial Statement Responsibility

The financial statements contained in this report are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States of America.

The company maintains a system of internal accounting controls and procedures which provides reasonable assurance as to the reliability of the financial records as well as the safeguarding of assets against loss from unauthorized use or disposition. The internal auditor systematically performs audits of operations, reviews procedures, monitors adherence to bank policies and submits written audit reports to the Audit Committee. This process provides reasonable assurance that the system of internal accounting controls and procedures operates effectively. The internal auditor, regulatory authorities and the independent certified public accountants have full access to the Audit Committee to discuss any appropriate matters.

Independent accountants provide an objective review of management's discharge of its financial responsibilities relating to the preparation of the financial statements. The independent accountant's report is based on an audit performed in accordance with auditing standards generally accepted in the United States of America. This report expresses an informed judgment as to whether management's financial statements present fairly, in conformity with accounting principles generally accepted in the United States of America, the company's financial position, results of operations and cash flows.

Thomas K. Derbyshire, CPA
VP/Treasurer

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis presents the significant changes in the financial condition and results of operations of Citizens Financial Corp. and its subsidiaries, Citizens National Bank of Elkins, and Citizens Financial Services, LLC, for the periods indicated. This discussion and analysis should be read in conjunction with the company's 2002 Annual Report to Shareholders and Form 10-K. Because the primary business activities of Citizens Financial Corp. are conducted through the bank, this discussion focuses primarily on the financial condition and operations of the bank. This discussion may contain forward looking statements based upon management's current expectations. This forward looking information involves uncertainties including those associated with interest rates and the general economic environment, regulations, competitive changes and other risks. Forward looking statements can be identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plans", "intends", or similar words. The company does not undertake to update any forward looking statements. When provided, management intends forward looking information to assist readers in understanding anticipated future operations and management includes them pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially. Amounts and percentages used in this discussion have been rounded.

Results of Operations

Earnings Summary

Net income for the three years ended December 31, 2002, 2001, and 2000 was $1,928,000, $1,905,000 and $1,889,000, respectively. On a per share basis, both primary and fully diluted, net income was $2.98, $2.93 and $2.90 in each period, respectively. The return on average assets was 1.10% in 2002, 1.20% in 2001, and 1.31% in 2000 while the return on average equity was 9.77%, 10.29% and 11.45% in the same periods. A more detailed discussion of the factors influencing the company's results of operations and financial condition is presented in the following sections of this report.

Net Interest Income

Net interest income is the primary component of Citizens' earnings. It is the difference between interest and fee income generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. Net interest income is impacted by changes in the volume and mix of interest earning assets and interest bearing liabilities as well as by changes in the interest rates, maturities, and repricing characteristics associated with those assets and liabilities. The bank attempts to maximize net interest income by determining the optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining an acceptable degree of risk.

Tax equivalent net interest income totaled $7,763,000 in 2002 compared to $7,320,000 in 2001 and $6,930,000 in 2000 resulting in net interest margins of 4.71%, 4.88% and 5.01%, respectively. Net interest margin expresses tax equivalent net interest income relative to average earning assets.

With equity markets continuing to perform poorly and the bank's ongoing expansion into newer markets, the company continued to seek growth in selected time deposits as well as other low cost funds such as demand deposits, savings, money market and interest bearing checking accounts in 2002. This effort resulted in a $14,056,000 increase in average interest bearing liabilities and also allowed average interest earning assets to rise by $14,815,000. The impact of this growth, which is known as the volume variance, resulted in a $1,000,000 improvement in interest income and a $476,000 increase in interest expense. Thus, the net affect of this growth was a $524,000 increase in net interest income and is the major cause of the higher amount of net interest income recognized in 2002.

As noted earlier, changes in interest rates can also impact net interest income. Citizens' efforts to limit the impact of changing interest rates on net interest income were quite successful. This impact is called the rate variance and, like the volume variance, can be specifically computed. In 2002, lower interest rates had the effect of reducing interest income by $1,261,000 but also of reducing interest expense by $1,180,000. The total impact of falling interest rates during the year, then, was to reduce net interest income by just $81,000. In summary, Citizens' net interest income increased in 2002 because the positive impact of the balance sheet growth exceeded the negative impact of falling interest rates. Because the improvement in net interest income was not proportionate to the rise in average earning assets, however, the net interest margin fell. At 4.71%, however, the net interest margin remains well above the most recently published peer group average of 4.50%.

To a large degree, this strategy of seeking growth in a falling interest rate environment was a repeat of what occurred in 2001 when tax equivalent net interest income increased by $390,000 as average earning asset growth of $11.6 million caused net interest income to rise $590,000 while lower interest rates resulted in a $200,000 reduction in net interest income.

Citizens' ability to maintain its level of net interest income is crucial to its financial performance. Looking forward, the company again expects to pursue its growth strategy in 2003 while interest rates are expected to remain relatively low. Reductions in the rates paid on deposits in the later parts of 2002 should help minimize the rate variance. Other variables which are key to the management of net interest income, as well as the methods used to do so, are discussed in the "Market Risk" portion of the company's Form 10-K. Additional details may also be found in the "Distribution of Assets, Liabilities and Shareholders' Equity: Interest Rate and Interest Differential" and "Rate Volume Analysis" sections of the company's Form 10-K.

Provision for Loan Losses

The provision for loan losses represents management's estimate of the amount to be charged against current earnings to maintain the allowance for loan losses at a level management considers adequate to provide for losses that can be reasonably anticipated based on quarterly evaluations of the loan portfolio. The provision for loan losses totaled $288,000 in 2002, $347,000 in 2001 and $264,000 in 2000.

Because the amount of the provision for loan losses is a function of management's overall assessment of loan quality and the adequacy of the allowance for loan losses, we direct you to the "Allowance for Loan Losses" section of this report where we discuss the estimation methods and assumptions management used in analyzing the allowance, as well as specific comments regarding loan quality, trends, concentrations and other factors.

Noninterest Income

Defined as all revenues not related to interest and fee income related to earning assets, noninterest income has taken on greater significance to Citizens for several reasons. Among these reasons are the rising level of competition from both bank and nonbank financial services providers, the restrictions that competition may place on the pricing of interest bearing assets and liabilities and the impact of a slow economy on loan demand. Consequently, Citizens has broadened its sources of noninterest income beyond its traditional banking and trust services to include brokerage, secondary market mortgage processing and insurance services. As a result, noninterest income as a percentage of total income increased to 10.5% in 2002 compared to 8.7% in 2001 and 8.1% in 2000. Relative to average total assets, noninterest income was .77% which approximates the national peer average.

Total noninterest income was $1,353,000 in 2002 compared to $1,131,000 in 2001 and $979,000 in 2000. Much of the $222,000 increase in 2002 is due to the success of the bank's secondary market mortgage program. This program, which has benefited from low mortgage rates, was started in the fourth quarter of 2001 and generated fee income of $232,000 in 2002 and $57,000 in 2001. Under this program the bank processes loan applications for a fee while loan approval decisions, underwriting and loan funding are done by unrelated mortgage companies.

One component of noninterest income, brokerage income, decreased to $58,000 in 2002 compared to $120,000 in 2001 and $95,000 in 2000. This decrease reflects the continuing downturn in the equity markets and the customers' hesitancy to invest as well as the lack of a licensed broker for several months. The bank did retain a new broker in January, 2003, and hopes to quickly regain stability within this program. Other components of noninterest income, including trust income, service fees and other noninterest income all performed well in 2002 reflecting the bank's growing customer base. Noninterest income generated from the one new office opened in 2002 totaled $20,000 while fees earned by the bank's older branches also improved.

In 2001, noninterest income increased $153,000 reflecting a full year impact of the two branch facilities that were opened during 2000, the momentum and continuity which had been established in the brokerage operation at that time and the opening of the bank's secondary market loan service. Only other noninterest income decreased materially in 2001. This was the result of decreases in the sale of promotional coins as well as in the amount of gains realized from the sale of repossessed properties. In addition, the year 2000 included the one time recognition of $30,000 of income when an insurance carrier used for one of the bank's employee benefit plans converted from a mutual company to a stock company.

Management expects noninterest income to continue to play an important role in overall profitability in the future but no additional product or service offerings are planned at this time.

Noninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses and income taxes. Historically, Citizens' noninterest expense has been higher than its peer average and, with the addition of three new branches including two de novo branches since 2000, noninterest expense has risen over the last three years. Total noninterest expense was $5,692,000 in 2002, $5,035,000 in 2001 and $4,582,000 in 2000. Of the $657,000 increase in 2002, $252,000 was related to the opening of a new branch facility in January. Two other branches, opened in May and November of 2000, accounted for $352,000 of the total increase of $453,000 in 2001.

Salaries and employee benefits is the largest component of noninterest expense totaling $3,023,000 in 2002, or 53.1% of all noninterest expenses. The increase in salaries and benefits for the year was $374,000. Of this amount, $323,000 was the result of increased salaries. The increase in salaries was unusually large due to a compensation agreement with the bank's employee mortgage broker who received a base salary as well as a percentage of gross commissions generated by the program. In addition to this, normal merit increases and the need to staff an additional facility also caused salary expense to increase.

The bank provides a very competitive benefit plan to its employees including fully paid medical coverage for employees as well as their spouses and dependents. Because this plan is self-funded, lower medical claims in 2002 allowed the total cost of the program to decrease by $65,000. By contrast, the cost of medical coverage is rising nationally. Unfortunately, this savings was offset by a rise in pension costs. Effective January 1, 2003, the bank adopted an Executive and Director Supplemental Retirement Plan. See Note 10 of the accompanying consolidated financial statements for further details. Management does not expect the implementation of this benefit plan to have a significant, negative impact on future earnings.

Higher janitorial, utility and property insurance costs caused net occupancy expense to rise $15,000, or 6.1%, while an increase in depreciation on equipment and furnishings resulted in a $20,000 increase in equipment expense. Data processing expense increased by $50,000 due to an increase in the number of customer accounts being processed as well as the expansion of the bank's ATM network. Management expected these increases and believes they are reasonable in light of the expansion.

Other noninterest expense increased by $153,000, or 18.6%, in 2002. This is the result of several factors. Telephone costs, particularly line costs to the new facility, increased by $23,000; increased credit inquiries partly from the secondary market mortgage program totaled $27,000; fees paid to the OCC and FDIC rose by $14,000 as a result of asset growth; educational costs increased by $7,000; losses on the sale of foreclosed properties increased $37,000; fees paid to correspondent banks including the Federal Reserve and Federal Home Loan Bank rose $15,000; and taxes such as franchise tax and business and occupation tax increased $27,000. With the exception of the losses on foreclosed properties, these are all recurring business expenses.

The remaining noninterest expense items including director fees, postage and professional fees all increased in the normal course of business.

In 2001, total noninterest expense increased $453,000 and, as noted previously, $352,000 was related to new branching activity. It was this expansion which caused occupancy expense to rise $46,000 and equipment expense to increase $95,000. Expansion and an increased customer base were also the primary causes of increased data processing and postage costs.

Professional service expenses decreased for the second consecutive year in 2001 as costs related to loan matters, which peaked in 1999 when significant charge-offs occurred, continued to fall. Other noninterest expense also fell during the year, despite increases in expenses related to the new branch activities, as expenses related to the acquisition, maintenance and sale of foreclosed properties dropped by $141,000.

Noninterest expense is expected to increase again in 2003 as plans for another de novo branch and upgrading and expanding an existing branch are being made. These activities are not expected to depress earnings, however, as current projections indicate net income levels can be maintained barring any unforeseen negative developments.

Income Taxes

Income tax expense for the years 2002, 2001 and 2000 was $992,000, $997,000 and $973,000, respectively. Included in these figures are both federal and state income taxes. These figures represent effective tax rates of 34.0%, 34.4% and 34.0% in the respective years. The company has not been subject to the federal alternative minimum tax during any of the periods covered by this report. Note 9 of the accompanying consolidated financial statements provides further information and additional disclosure of the significant components influencing the company's taxes.

Financial Condition

Summary

Citizens' total assets of $182,400,000 at December 31, 2002, were $15,581,000, or 9.3%, more than at December 31, 2001 and reflect strong deposit growth in the Elkins and Marlinton markets. Because deposit growth was stronger than that of the loan portfolio, asset growth was split between loans and investment securities. Average assets for the year were $175,300,000 including average earning assets of $164,752,000. A further discussion of the company's major balance sheet categories, as well as liquidity and capital resources, follows.

Loan Portfolio

Total loans at December 31, 2002 of $116,668,000 were $8,091,000, or 7.5%, more than at year-end 2001 and represented 64.0% of total assets. Average total loans for the year were $111,642,000. Most of this increase occurred at the new Marlinton location as well as the nearby Snowshoe location with both experiencing strong demand for mortgage loans. As has historically been the case, lending activity was primarily funded by deposit growth.

At $77,937,000, the mortgage portfolio grew by $7,656,000 in 2002 and easily remains the company's largest loan portfolio. Throughout 2002 demand for mortgage loans was strong nationwide reflecting the favorable rates available to borrowers. While many borrowers sought to lock in these low rates by obtaining fixed rate mortgage loans, nearly all of Citizens' mortgage loans carry a variable rate and many have reached their interest rate floor. Citizens prefers to satisfy the demand for fixed rate mortgages through its secondary market mortgage program which was explained in the noninterest income section of this discussion. By using this approach the bank avoids undesirable interest rate risk and maintains its relationships with customers rather than selling those relationships to entities which are unfamiliar to local residents.

Through the efforts of the bank's commercial lending and business development personnel, the bank was able to cultivate selected commercial relationships resulting in a $4,079,000 increase in the commercial loan portfolio to $20,820,000. These loans are made to a variety of businesses including those in the automobile, lumbering and tourism industries. Like mortgage loans, most commercial loans carry a variable interest rate usually tied to the prime rate.

Unlike mortgage and commercial lending, the company's portfolio of consumer loans decreased by $2,233,000 in 2002 to $13,657,000. Demand for consumer loans was weak throughout the bank's market area with only the new Marlinton office showing an increase in consumer lending. This is the result of two major factors. First, much of the bank's consumer lending is for the purchase of automobiles. During 2002, many automobile manufacturers offered superior financing plans which not only reduced the banks' new car business but also helped shift used car purchases to the new car market. Secondly, due to our nations slow economy and weak stock market, the bank tightened credit standards for consumer loans as a means of maintaining credit quality.

Management expects many of these same factors to influence loan demand in 2003. However, continued loan growth is expected in selected markets, and the company expects its gross loan to deposit ratio, which was 79.0% at year-end 2002, to remain stable. Additional information concerning the company's loan portfolio, including data on loan mix, maturities and concentrations may be found in Note 4 to the accompanying consolidated financial statements while Note 12 provides a discussion of the bank's commitments to lend.

Allowance for Loan Losses and Credit Quality

To maintain an allowance for loan losses at a level considered adequate to provide for losses that can be reasonably anticipated, the company conducts comprehensive, ongoing reviews of its loan portfolio and evaluates the adequacy of the allowance for loan losses on a quarterly basis. These evaluations consider the potential loss in specifically identified loans in addition to homogeneous pools of loans.

Loans which are specifically analyzed include all loans with balances in excess of $250,000, all loans past due 90 or more days and those placed on the company's internally generated watch list. Management develops this list from various sources including past due loan reports, previous internal and external loan evaluations and knowledge of each borrower's financial situation. This list contains loans with possible weaknesses regarding collectibility, performance or the adequacy of collateral.

Loans that management places on the watch list are given a classification based on their perceived risk using a method similar to that of the bank's primary regulatory agency. After management determines the watch list to be complete, detailed reviews of each loan are made. Based on the results of these reviews, specific reserves for potential losses are identified.

Potential losses for loans not specifically analyzed are quantified by applying historical loss factors to pools of loans. Separate pools, and separate loss factors, are used for each of the company's major loan portfolios. The bank may assign additional loss exposure for changes in economic conditions, trends in past due loans, changes in lending policies or staff, concentrations of credit, unused lines or letters of credit and other factors. Finally, because these methods carry inherent imprecision and subjectivity, the company establishes an additional reserve for losses that are likely to exist at the evaluation date but may not have been quantified by the specific, pooled, or other analyses. The company aggregates these unallocated losses with the losses identified in the specific, pooled, and other analyses. Based on this aggregate total, the allowance for loan losses is adjusted as necessary through a provision for loan losses.

At December 31, 2002, Citizens' allowance for loan losses totaled $1,386,000, or 1.19% of gross loans compared to $1,398,000, or 1.29%, at December 31, 2001. Although the size of the loan portfolio increased by $8,091,000 in the last twelve months, past due and nonperforming loans, particularly those seriously past due, have improved as shown in the table below:

	December 31	
	2002	2001
	(in thousands of dollars)	
Nonaccrual loans	$ 14	$ 30
Loans past due 90 days or more still accruing interest	57	337
Restructured loans	-	-
Total nonperforming loans	71	367
Loans past due 30-89 days	2,151	1,938
Total past due and nonperforming loans	$2,222	$2,305

This improvement resulted from strengthened loan procedures including more active involvement of loan officers in the collection of loans, tightening credit standards and reducing loan volume goals in areas experiencing particular economic difficulties. The company instituted these stronger procedures as a means of maintaining credit quality and, despite any signs of weakness in the economy, management believes it has been successful in this effort.

Among the bank's three major loan portfolios, historical data suggests the largest portfolio, real estate loans, carries the least amount of credit risk while proportionately greater risk is found in the much smaller commercial loan portfolio. As of December 31, 2002, approximately 66% of the allowance for loan losses may be attributed to perceived risk within the commercial loan portfolio compared to only 44% last year. Included in this portfolio are concentrations of loans in the automobile and lumber industries as explained in Note 4 to the accompanying consolidated financial statements. The increased risk is primarily attributed to a deterioration in the financial condition of certain automobile dealers. The company has significant experience in lending to these industries, however, and is satisfied that it has properly identified the risk in these loans. Risk associated with the real estate and installment portfolios approximate 13% and 8% of the allowance, respectively. The unallocated portion of the portfolio comprises the remaining 13% of the allowance compared to 15% at December 31, 2001.

Net charge-offs for 2002 did increase to $300,000 from $101,000 in 2001. For the most part, this is the result of the failure of one commercial loan, which was not in either the automobile or lumber industry, causing a charge-off of $134,000. This risk was specifically identified in the company's regular loan review process. Additional analysis of the allowance for loan losses may be found in Note 5 to the accompanying consolidated financial statements.

Securities Portfolio and Federal Funds Sold

The bank's securities portfolio totaled $54,219,000 at December 31, 2002, which was 29.7% of total assets and $5,255,000 more than at year-end 2001. On average, securities were $51,691,000 in 2002. Rising deposit levels funded the increase. The bank uses its securities portfolio as a means to employ funds not needed to satisfy loan demand in order to improve earnings while at the same time providing liquidity and balancing interest sensitivity concerns. All securities are classified as available for sale.

The bank continues to follow its practice of constructing a short-term laddered portfolio of U.S. government agency securities, bank qualified municipal debt, government agency mortgage backed securities and investment grade corporate debt. Due to the economic and financial conditions facing many corporations, the bank purchased only one corporate obligation in 2002. Instead, focus was placed on U.S. agency and agency backed mortgage securities which carry less credit risk. Purchases of these items were limited to those with short durations to reduce interest rate risk, however. Municipal holdings, with the exception of certain local issues, are insured and carry "A" ratings.

As of December 31, 2002, the securities portfolio has a weighted average life of 2.49 years and a tax-equivalent yield of 5.27%. Management expects its investing practices will likely follow these same strategies in 2003. Please refer to Note 3 to the accompanying consolidated financial statements for additional data about the securities portfolio including information on amortized cost, fair value, maturities, pledging and more.

The bank generally tries to minimize its involvement in the overnight federal funds market preferring to fully utilize available funds for higher yielding loan and security alternatives while relying on maturing securities, loan repayments and deposit growth for liquidity. Nonetheless, at any given time, the execution of specific investing or funding strategies, or normal fluctuations in deposit and loan balances, may require the bank to sell, or buy, funds on an overnight basis. One such investing strategy was the bank's decision to purchase $2,000,000 of bank owned life insurance (BOLI) during the third quarter of 2002. Funds used to make this purchase were temporarily held in federal funds sold as management analyzed several different plans and carriers. The purchase of this insurance product was made to fund certain retirement benefits for board members and executive officers who qualified and is reflected in the other assets section of the company's balance sheet. Further information on this plan is presented in Note 10 to the accompanying consolidated financial statements.

As of the report date, the bank had no federal funds sold and $1,277,000 in overnight borrowings. For the year, federal funds sold averaged $2,711,000 while federal funds purchased averaged $382,000.

Deposits and Other Funding Sources

Citizens experienced strong deposit growth in 2002 especially in the Elkins and Marlinton markets. Total deposits at December 31, 2002, of $147,741,000 represented 81.00% of total assets and were up $15,989,000 from the previous year-end. This 12.1% increase is the result of aggressive marketing in our newer locations, the promotion of specific benefits available in certain deposit products and, management believes, the continued poor performance of the equity markets and equity mutual funds.

Noninterest bearing deposits increased $2,835,000 during the year while interest bearing deposits rose $13,154,000. Among the interest bearing deposits offered by the bank, several were quite successful in 2002. Savings accounts, money market accounts and interest bearing checking accounts all offer stability and a high degree of liquidity and increased by $6,499,000 during the year despite the low yields they offer. Time deposits are a common alternative to equity investments when equities perform poorly as they did in 2002. Total time deposits increased $6,655,000 in 2002 including $2,514,000 in deposits of less than $100,000 and $4,141,000 in deposits of $100,000 or more, or "jumbo" deposits.

Although customers remain hesitant to invest in long-term certificates of deposit, the bank was particularly successful in promoting its three year certificates. These certificates, which allow the customer to add to, or withdraw from, the account as well as to take advantage of higher rates should they be offered, were very popular with new customers and those who had existing certificates maturing. As a result, three year certificates increased by over $6.6 million. Management believes these three year certificates represent a stable source of low cost funds.

The increase in jumbo certificates was larger than expected and, since the bank does not solicit these deposits, is likely related to the poor performance of the equity markets and the continuing expansion of our branch network. As shown in Note 7 to the accompanying consolidated financial statements, 42% of these certificates mature in 2003. While the loss of these certificates could reduce liquidity, the bank has historically maintained good relationships with these customers and significant withdrawals have not been common. Additional information on the bank's liquidity is presented later in this report in the discussion of liquidity.

While management expects deposits to increase again in 2003, particularly in certain markets, the rate of growth is expected to slow.

In addition to deposits, the bank uses certain borrowings to fund its lending and operating activities. Short-term borrowings include overnight funds purchased, which were $1,277,000 at year-end and repurchase agreements with several local entities. These repurchase agreements totaled $9,118,000 at December 31, 2002 and have been maintained for a number of years. Long-term borrowings of $1,879,000 increased by $1,091,000 during the year and are comprised of various borrowings from the Federal Home Loan Bank of Pittsburgh for the purpose of funding specific loans. In 2002, $2,000,000 of such borrowings were obtained to fund a commercial loan. Currently, the bank has no plans to acquire additional debt although the benefits of doing so when appropriate lending opportunities exist will be considered.

Capital Resources

Citizens has historically maintained a very strong capital position and at $20,605,000, capital was 11.3% of total assets at December 31, 2002. During the year capital increased by $1,583,000 due to the retention of earnings and an increase in the market value of the available for sale securities portfolio. Dividends for the year totaled $1.40 per share compared to $1.30 per share in 2001. At these levels the dividend payout ratios were 47.0% in 2002 and 44.4% in 2001.

The company's stock remains thinly traded on the over the counter market under the symbol CIWV. A total of 31,900 shares were traded during the year including the company's purchase of 2,350 shares of treasury stock. Treasury stock purchases are made from time to time on the open market as permitted under the company's stock repurchase policy when the Board of Directors considers it to be in the best interest of the company to do so. Such purchases had no adverse impact on either capital or liquidity. The price of the company's stock ranged from $29.06 to $37.98 and ended the year at $36.10.

As explained in Note 13 to the accompanying consolidated financial statements, the company continues to exceed all regulatory capital requirements and dividend policy, which is a factor of earnings and the financial condition of the company, is expected to comply with applicable regulations. A further analysis of the company's capital may be found in the accompanying Statement of Changes in Stockholders' Equity. Currently, management is not aware of any trends or uncertainties which may be expected to impair the company's capital position.

Liquidity

The objective of the company's liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Management believes that efficiently managing liquidity minimizes the bank's involvement in the overnight federal funds markets and enhances earnings. Liquidity is provided by various internal sources including unpledged investment securities, federal funds sold, loan repayments and the ability to maintain a stable or growing deposit base. In addition, external sources of liquidity are also available from correspondent banks. Unused lines of credit with these banks approximate $63,000,000 and are available to provide liquidity in the event it is needed.

Tests utilizing expected loan, deposit and investment security levels are regularly performed to project liquidity needs. Although these expected levels can change, at December 31, 2002, these tests indicate the bank has sufficient liquidity to satisfy anticipated needs over the next twelve months. The company has not, and does not expect to, raise funds through brokered deposits, wholesale certificates of deposit, internet services, or other nontraditional sources. At the present time, management is unaware of any matters which are likely to impair the company's liquidity.

Impact of Inflation

The consolidated financial statements and related data included in this report were prepared in accordance with accounting principles generally accepted in the United States of America, which require the company's financial position and results of operations to be measured in terms of historical dollars except for the available for sale securities portfolio. Consequently, the relative value of money generally is not considered. Nearly all of the company's assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on the company's performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies used by the company. Management attempts to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income. Because inflation rates have generally been low during the time covered by the accompanying consolidated financial statements, the impact of inflation on the company's earnings has not been significant.

Citizens Financial Corp.

Selected Financial Data Five Year Summary
(in thousands of dollars, except per share data)

	2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Total assets	**$ 182,400**	$ 166,819	$ 153,532	$ 137,297	$ 136,701
Securities	**54,219**	48,964	42,337	41,562	43,812
Loans, net	**115,187**	107,075	101,033	85,665	85,709
Deposits	**147,741**	131,752	121,519	110,232	113,464
Total shareholders' equity	**20,605**	19,022	17,390	15,954	16,649
SUMMARY OF OPERATIONS:					
Total interest income	$ **11,519**	$ 11,830	$ 11,154	$ 10,058	$ 10,336
Total interest expense	**3,972**	4,677	4,425	3,963	4,108
Net interest income	**7,547**	7,153	6,729	6,095	6,228
Provision for loan losses	**288**	347	264	714	120
Net interest income after provision for loan losses	**7,259**	6,806	6,465	5,381	6,108
Noninterest income	**1,353**	1,131	979	701	555
Noninterest expense	**5,692**	5,035	4,582	4,491	4,242
Income before income taxes	**2,920**	2,902	2,862	1,591	2,421
Income taxes	**992**	997	973	490	821
Net income	**$ 1,928**	$ 1,905	$ 1,889	$ 1,101	$ 1,600
PER SHARE DATA:					
Net income	**$ 2.98**	$ 2.93	$ 2.90	$ 1.67	$ 2.41
Cash dividends	**$ 1.40**	$ 1.30	$ 1.20	$ 1.10	$ 1.00

Citizens Financial Corp.

Consolidated Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and due from banks	**$ 4,789,115**	$ 4,734,676
Securities available for sale	**54,219,132**	48,964,467
Loans, less allowance for loan losses of $1,385,625 and $1,397,528, respectively	**115,186,861**	107,074,843
Bank premises and equipment, net	**3,145,961**	2,657,880
Accrued interest receivable	**1,161,541**	1,208,222
Other assets	**3,897,779**	2,178,782
Total assets	**$ 182,400,389**	$ 166,818,870
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing	**$ 20,042,463**	$ 17,207,329
Interest bearing	**127,698,528**	114,544,606
Total deposits	**147,740,991**	131,751,935
Short-term borrowings	**10,394,745**	13,921,675
Long-term borrowings	**1,878,568**	787,523
Other liabilities	**1,781,110**	1,335,390
Total liabilities	**161,795,414**	147,796,523
Commitments and contingencies		
Shareholders' equity		
Common stock, $2.00 par value, authorized 2,250,000 shares, issued 750,000 shares	**1,500,000**	1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**17,912,258**	16,890,758
Accumulated other comprehensive income	**1,243,664**	606,155
Treasury stock at cost, 103,477 and 101,127 shares, respectively	**(2,150,947)**	(2,074,566)
Total shareholders' equity	**20,604,975**	19,022,347
Total liabilities and shareholders' equity	**$ 182,400,389**	$ 166,818,870

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Income
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income			
Interest and fees on loans	$ 8,893,876	$ 9,259,327	$ 8,479,351
Interest and dividends on securities:			
Taxable	2,258,450	2,280,396	2,281,492
Tax-exempt	321,316	244,993	332,024
Interest on federal funds sold	44,997	44,777	61,113
Total interest income	11,518,639	11,829,493	11,153,980
Interest expense			
Interest on deposits	3,628,492	4,219,704	3,843,844
Interest on short-term borrowings	278,382	411,669	530,119
Interest on long-term borrowings	65,107	45,353	50,557
Total interest expense	3,971,981	4,676,726	4,424,520
Net interest income	7,546,658	7,152,767	6,729,460
Provision for loan losses	288,272	347,380	263,969
Net interest income after provision for loan losses	7,258,386	6,805,387	6,465,491
Noninterest income			
Trust income	232,197	204,843	206,345
Service fees	611,391	545,307	424,264
Insurance commissions	54,386	55,503	17,653
Securities gains/(losses)	-	1,133	(14,201)
Brokerage fees	58,313	120,408	95,368
Secondary market loan fees	232,298	57,088	-
Other	164,896	146,968	249,144
Total noninterest income	1,353,481	1,131,250	978,573
Noninterest expense			
Salaries and employee benefits	3,023,267	2,648,880	2,312,076
Net occupancy expense	260,432	245,437	199,098
Equipment rentals, depreciation and maintenance	426,538	406,440	311,786
Data processing	454,013	403,570	354,166
Director fees	183,350	174,516	139,604
Postage expense	147,165	130,965	98,161
Professional service fees	87,456	75,278	142,120
Stationery	135,544	127,901	128,041
Other	974,638	821,816	896,657
Total noninterest expense	5,692,403	5,034,803	4,581,709
Income before income taxes	2,919,464	2,901,834	2,862,355
Income tax expense	991,907	997,099	973,112
Net income	$ 1,927,557	$ 1,904,735	$ 1,889,243
Basic and fully diluted earnings per common share	$ 2.98	$ 2.93	$ 2.90
Average common shares outstanding	647,720	650,032	651,995

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Comprehensive Income
For The Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net Income:	**$ 1,927,557**	$ 1,904,735	$ 1,889,243
Other comprehensive income:			
Gross unrealized gains/(losses) arising during the period	**1,087,492**	943,514	757,100
Adjustment for income tax (expense)/benefit	**(449,983)**	(320,795)	(257,417)
	637,509	622,719	499,683
Less: Reclassification adjustment for (gains)/losses included in net income	**-**	(1,133)	14,201
Adjustment for income tax expense/(benefit)	**-**	386	(4,828)
	-	(747)	9,373
Other comprehensive income, net of tax	**637,509**	621,972	509,056
Comprehensive Income	**$ 2,565,066**	$ 2,526,707	$ 2,398,299

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash Flows From Operating Activities			
Net income	**$ 1,927,557**	$ 1,904,735	$ 1,889,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**351,939**	300,690	210,400
Provision for loan losses	**288,272**	347,380	263,969
Deferred income tax expense/(benefit)	**43,922**	(61,607)	(7,961)
Amortization of security premiums, net of accretion of security discounts	**71,653**	6,653	(7,891)
Amortization of goodwill	**13,399**	13,399	7,816
Securities (gains)/losses	**—**	(1,133)	14,201
Other (gains)/losses	**38,913**	(679)	(3,214)
(Increase)/decrease in accrued interest receivable	**46,681**	6,583	(179,622)
Increase in other assets	**(173,499)**	(254,011)	(357,815)
Increase/(decrease) in other liabilities	**(4,264)**	(52,799)	393,467
Net cash provided by operating activities	**2,604,573**	2,209,211	2,222,593
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	**—**	506,785	4,452,748
Proceeds from maturities and calls of securities available for sale	**11,564,400**	12,065,000	7,465,000
Principal payments received on securities available for sale	**1,449,661**	520,449	272,317
Purchases of securities available for sale	**(17,252,886)**	(18,782,411)	(12,200,682)
Loans made to customers, net	**(8,186,883)**	(6,701,105)	(16,575,751)
Purchases of bank premises and equipment	**(840,301)**	(615,316)	(1,175,474)
Purchase of life insurance contracts	**(2,000,000)**	—	—
Proceeds from sale of other real estate and other assets	**145,142**	178,391	937,721
Net cash used in investing activities	**(15,120,867)**	(12,828,207)	(16,824,121)
Cash Flows From Financing Activities			
Net increase in demand deposit, NOW, money market and savings accounts	**9,334,531**	3,406,483	5,301,152
Net increase in time deposits	**6,654,525**	6,826,581	5,985,406
Net increase/(decrease) in short-term borrowings	**(3,526,930)**	1,554,976	3,193,738
Proceeds from long-term borrowings	**2,000,000**	—	—
Repayments of long-term borrowings	**(908,955)**	(80,163)	(74,959)
Dividends paid	**(906,057)**	(844,533)	(781,434)
Acquisition of treasury stock	**(76,381)**	(49,999)	(180,985)
Net cash provided by financing activities	**12,570,733**	10,813,345	13,442,918
Increase/(decrease) in cash and cash equivalents	**54,439**	194,349	(1,158,610)
Cash and cash equivalents:			
Beginning	**4,734,676**	4,540,327	5,698,937
Ending	**$ 4,789,115**	$ 4,734,676	$ 4,540,327
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest on deposits and on other borrowings	**$ 4,031,808**	$ 4,671,941	$ 4,373,238
Income taxes	**$ 959,815**	$ 1,030,186	$ 883,000
Supplemental Schedule of Noncash Investing and Financing Activities			
Other real estate and other assets acquired in settlement of loans	**$ 76,803**	$ 311,813	$ 943,389

See Notes to Consolidated Financial Statements

Citizens Financial Corp.

Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 1999	750,000	$ 1,500,000	$ 2,100,000	$ 14,722,747	$(524,873)	$(1,843,582)	$15,954,292
Net income	—	—	—	1,889,243	—	—	1,889,243
Cost of 5,220 shares acquired as treasury stock	—	—	—	—	—	(180,985)	(180,985)
Cash dividends declared ($1.20 per share)	—	—	—	(781,434)	—	—	(781,434)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	509,056	—	509,056
Balance, December 31, 2000	750,000	1,500,000	2,100,000	15,830,556	(15,817)	(2,024,567)	17,390,172
Net income	—	—	—	1,904,735	—	—	1,904,735
Cost of 1,739 shares acquired as treasury stock	—	—	—	—	—	(49,999)	(49,999)
Cash dividends declared ($1.30 per share)	—	—	—	(844,533)	—	—	(844,533)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	621,972	—	621,972
Balance, December 31, 2001	750,000	1,500,000	2,100,000	16,890,758	606,155	(2,074,566)	19,022,347
Net income	—	—	—	1,927,557	—	—	1,927,557
Cost of 2,350 shares acquired as treasury stock	—	—	—	—	—	(76,381)	(76,381)
Cash dividends declared ($1.40 per share)	—	—	—	(906,057)	—	—	(906,057)
Net change in unrealized gain/(loss) on available for sale securities	—	—	—	—	637,509	—	637,509
Balance, December 31, 2002	**750,000**	**$ 1,500,000**	**$ 2,100,000**	**$ 17,912,258**	**$ 1,243,664**	**$(2,150,947)**	**$20,604,975**

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of business: Citizens Financial Corp. (Citizens) was incorporated on April 30, 1987. The wholly-owned bank subsidiary, Citizens National Bank of Elkins (the bank), is a commercial bank with operations in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia. The bank provides retail and commercial loans, deposit, trust and brokerage services to customers in those counties and nearby areas. During the year ended December 31, 2000, Citizens Financial Corp. established a wholly-owned subsidiary, Citizens Financial Services, LLC, for the purpose of investing in ProServ Insurance Agency, LLC. ProServ is a general insurance agency selling primarily property and casualty insurance and was established by the West Virginia Bankers Association. Along with the other member banks, Citizens shares in the income and commissions of ProServ. Citizens' ownership in ProServ is less than 5%.

Basis of financial statement presentation and accounting estimates: The accounting and reporting policies of Citizens Financial Corp. and its wholly owned subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and its wholly-owned subsidiaries, Citizens National Bank of Elkins and Citizens Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of cash flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: Debt and equity securities are classified as held to maturity, available for sale or trading according to management's intent. The appropriate classification is determined at the time of purchase of each security and re-evaluated at each reporting date.

Securities held to maturity - There are no securities classified as held to maturity in the accompanying consolidated financial statements.

Securities available for sale - Securities not classified as held to maturity or as trading are classified as available for sale. Securities classified as available for sale are those securities the bank intends to hold for an indefinite period of time, but not necessarily to maturity. Available for sale securities are reported at fair value. Unrealized gains or losses, adjusted for applicable income taxes, are reported as a separate component of shareholders' equity. All of the bank's securities are classified as available for sale.

Trading securities - There are no securities classified as trading in the accompanying consolidated financial statements.

Realized gains and losses on sales of securities are recognized on the specific identification method. Amortization of premiums and accretion of discounts are computed using the effective interest method.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for loan losses. Interest is recognized on an amortized basis.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The subsidiary bank makes continuous credit reviews of the loan portfolio and considers current economic conditions, historical loan loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance for loan losses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely.

A loan is impaired when, based on current information and events, it is probable that the bank will be unable to collect all amounts due in accordance with the contractual terms of the specific loan agreement. Impaired loans, other than certain large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, are reported at the present value of expected future cash flows discounted using the loan's original effective interest rate or, alternatively, at the loan's observable market price, or at the fair value of the loan's collateral if the loan is collateral dependent. The method selected to measure impairment is made on a loan-by-loan basis, unless foreclosure is deemed to be probable, in which case the fair value of the collateral method is used.

Interest is accrued daily on impaired loans unless the loan is placed on nonaccrual status. Impaired loans are placed on nonaccrual status when the payments of principal and interest are in default for a period of 90 days, unless the loan is both well-secured and in the process of collection. Interest on nonaccrual loans is recognized primarily using the cost-recovery method.

Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments of the related loan yield over its contractual life.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other real estate: Other real estate consists of real estate held for resale which was acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Sales of these properties which are financed by the subsidiary bank and meet the criteria of covered transactions remain classified as other real estate until such time as principal payments have been received to warrant classification as a real estate loan.

Goodwill: Goodwill is being amortized on a straight-line basis over a period of fifteen years and is also subject to annual impairment testing. Unamortized goodwill totaled $166,372 and $179,771 at December 31, 2002 and 2001, respectively. Additional information on accounting for goodwill is presented later in this Note in the discussion of New Accounting Pronouncements.

Pension plan: The subsidiary bank has a defined benefit pension plan covering substantially all employees. Pension costs are actuarially determined and charged to expense.

Postretirement benefits: The subsidiary bank provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the bank's unfunded cost at January 1, 1993 is being accrued primarily on a straight-line basis through the year ending 2013.

Income taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

The consolidated provision for income taxes includes federal and state income taxes and is based on pretax income reported in the consolidated financial statements, adjusted for transactions that may never enter into the computation of income taxes payable.

Basic and fully diluted earnings per share: Basic and fully diluted earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 647,720, 650,032 and 651,995 for the years ended December 31, 2002, 2001 and 2000, respectively. During the years ended December 31, 2002, 2001 and 2000, the company did not have any potentially dilutive securities.

Trust department: Assets held in an agency or fiduciary capacity by the subsidiary bank's trust department are not assets of the bank and are not included in the accompanying balance sheets. Trust department income is recognized on the cash basis in accordance with customary banking practice. Reporting such income on a cash basis rather than the accrual basis does not affect net income materially.

Derivative Instruments and Hedging Activities: The bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

New Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which addresses the accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of SFAS 142, goodwill and certain other intangible assets with indefinite useful lives are no longer amortized into net income over an estimated life, but rather are tested at least annually for impairment based on specific guidance provided in the new standard. However, SFAS 142 did not supercede Statement of Financial Accounting Standards No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions (SFAS 72), and therefore, any goodwill accounted for in accordance with SFAS 72 will continue to be amortized and will also be subject to impairment testing under SFAS 142. The company has adopted the provisions of SFAS 142 by performing the required impairment testing. No impairment losses have been recognized in the accompanying consolidated financial statements as a result of those tests.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, Acquisition of Certain Financial Institutions (SFAS 147). SFAS 147 is effective for relevant acquisitions on and after October 1, 2002 and removes acquisitions of financial institutions from the scope of SFAS 72 requiring that these transactions be accounted for in accordance with Statement of Financial Accounting Standards Statement No. 141, Business Combinations, and SFAS 142. In addition, SFAS 147 clarifies that the acquisition of a less-than-whole financial institution (e.g. a branch acquisition) that meets the definition of a business should be accounted for as a business combination, otherwise the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. SFAS 147 also amends Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal of Long-

Lived Assets, to include in its scope long-term customer relationship intangible assets. The adoption of SFAS 147 did not impact the company's financial position or its results of operations for the periods presented in these consolidated financial statements.

Reclassifications: Certain accounts in the consolidated financial statements for 2001 and 2000, as previously presented, have been reclassified to conform to current year classifications.

Note 2. Cash Concentrations

At December 31, 2002 and 2001, the bank had no cash concentrations.

Note 3. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2002 and 2001, are summarized as follows:

	2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale:				
U.S. Government agencies and corporations	**$ 25,858,418**	**$1,186,300**	**$ —**	**$ 27,044,718**
Mortgage backed securities - U.S. Government agencies and corporations	**7,024,097**	**120,673**	**—**	**7,144,770**
Federal Reserve Bank stock	**108,000**	**—**	**—**	**108,000**
Federal Home Loan Bank stock	**536,400**	**—**	**—**	**536,400**
Corporate debt securities	**9,913,777**	**389,152**	**9,259**	**10,293,670**
Tax exempt state and political subdivisions	**8,772,531**	**319,197**	**154**	**9,091,574**
Total securities available for sale	**$ 52,213,223**	**$2,015,322**	**$ 9,413**	**$ 54,219,132**

	2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
Available for sale:				
U.S. Government agencies and corporations	$ 21,539,277	$ 576,571	$ 70,642	$ 22,045,206
Mortgage backed securities - U.S. Government agencies and corporations	3,658,600	8,972	52,969	3,614,603
Federal Reserve Bank stock	108,000	—	—	108,000
Federal Home Loan Bank stock	623,800	—	—	623,800
Corporate debt securities	14,897,242	479,821	20,568	15,356,495
Tax exempt state and political subdivisions	7,219,131	76,095	78,863	7,216,363
Total securities available for sale	$ 48,046,050	$ 1,141,459	$ 223,042	$ 48,964,467

The maturities, amortized cost and estimated fair values of the company's securities at December 31, 2002 are summarized as follows:

	Available for Sale	
	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$ 11,069,885	$ 11,296,604
Due after one through five years	35,903,536	37,521,355
Due after five through ten years	4,595,402	4,756,773
Due after ten years	—	—
Equity securities	644,400	644,400
Total	$ 52,213,223	$ 54,219,132

Mortgage backed securities have remaining contractual maturities ranging from 2 to 18 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 0.95 to 4.22 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated average life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage backed securities, and the related gross gains and losses realized are as follows:

	Proceeds From			Gross Realized	
Years Ended December 31,	Sales	Calls and Maturities	Principal Payments	Gains	Losses
2002					
Securities available for sale	$ —	$ 11,564,400	$ 1,449,661	$ —	$ —
2001					
Securities available for sale	$ 506,785	$ 12,065,000	$ 520,449	$ 1,133	$ —
2000					
Securities available for sale	$ 4,452,748	$ 7,465,000	$ 272,317	$ —	$ 14,201

At December 31, 2002 and 2001 securities carried at $19,210,179 and $19,208,568, respectively, with estimated fair values of $20,171,096 and $19,760,967, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

At December 31, 2002, the company had a concentration within its corporate debt securities classification which included obligations of banking and financial services industry companies with global operations having an approximate carrying value of $2,740,791 and an estimated fair value of $2,903,700. There were no concentrations with any one issuer.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may only be sold back to the respective issuer or another member at par value.

Note 4. Loans

Loans are summarized as follows:

	December 31,	
	2002	**2001**
Commercial, financial and agricultural	**$ 20,819,588**	$ 16,740,643
Real estate - construction	**2,688,643**	3,753,382
Real estate - mortgage	**77,936,759**	70,280,695
Installment loans	**13,656,644**	15,889,191
Other	**1,565,990**	1,912,717
Total loans	**116,667,624**	108,576,628
Net deferred loan origination fees and costs	**(92,840)**	(101,897)
Less unearned income	**(2,298)**	(2,360)
Total loans net of unearned income and net deferred loan origination fees and costs	**116,572,486**	108,472,371
Less allowance for loan losses	**1,385,625**	1,397,528
Loans, net	**$ 115,186,861**	$107,074,843

Included in the above balance of net loans are nonaccrual loans amounting to $13,972 and $29,757 at December 31, 2002 and 2001, respectively. If interest on nonaccrual loans had been accrued, such income would have approximated $4,738, $1,122 and $4,974 for the years ended December 31, 2002, 2001 and 2000, respectively.

In the past, the subsidiary bank has made loans, in the normal course of business, to its directors, executive officers and their related interests, and will continue to make such loans in the future. At December 31, 2002 and 2001, outstanding loans of this nature totaled $4,251,912 and $4,299,370, respectively.

The following presents the activity with respect to related party loans aggregating $60,000 or more to directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries during the years ended December 31, 2002 and 2001:

	2002	**2001**
Balance, beginning	**$ 4,165,503**	$ 4,800,157
Additions	**803,596**	1,299,003
Amounts collected	**(864,606)**	(1,933,657)
Balance, ending	**$ 4,104,493**	$ 4,165,503

The following represents contractual loan maturities at December 31, 2002 without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 Yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 2,200,675	$ 6,363,213	$ 12,255,700	$ 20,819,588
Real estate-construction	1,940,648	300,000	447,995	2,688,643
Real estate-mortgage	1,133,499	4,248,041	72,555,219	77,936,759
Net installment loans	1,116,798	12,000,282	539,564	13,656,644
Other	125,418	1,389,945	50,627	1,565,990
Total	$ 6,517,038	$ 24,301,481	$ 85,849,105	$116,667,624

Loans due after one year with:	
Variable rates	$ 84,154,984
Fixed rates	25,995,602
Total	$110,150,586

Concentrations of credit risk: The company's banking subsidiary, Citizens National Bank of Elkins, grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio. Nonetheless, concentrations of credit, defined as loans to a customer, the customers' related parties, or to a number of customers operating in the same industry, which in the aggregate total 25% or more of capital can occur. At December 31, 2002, the company had two such concentrations.

Direct and indirect extensions of credit to automobile dealers, consisting of floor plan loans and other commercial loans which are generally secured by liens on the subject inventories or equipment, totaled approximately $10,961,000. Additional collateral such as pledges of accounts receivable, real estate, or personal guarantees may also be required when granting these credits. Extensions of credit to companies operating in the lumber industry and their related parties approximated $8,228,000. These loans are generally made for the purpose of financing logging equipment and are typically secured by liens on the subject equipment. Additional security, such as that previously noted, may also be required. The bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon these credit evaluations.

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2002, 2001 and 2000, is as follows:

	2002	2001	2000
Balance, beginning of year	$ 1,397,528	$ 1,150,900	$ 1,011,479
Losses:			
Commercial, financial and agricultural	134,250	27,384	42,750
Real estate - mortgage	56,296	11,657	67,248
Installment	137,436	116,411	62,409
Total	327,982	155,452	172,407
Recoveries:			
Commercial, financial and agricultural	3,430	35,946	22,689
Real estate - mortgage	752	100	4,824
Installment	23,625	18,654	20,346
Total	27,807	54,700	47,859

Net losses	**300,175**	100,752	124,548
Provision for loan losses	**288,272**	347,380	263,969
Balance, end of year	**$ 1,385,625**	$ 1,397,528	$ 1,150,900

The company had no loans that were considered impaired at December 31, 2002 and 2001.

The company regularly reviews the credit quality of all loans with balances of $250,000 or more. When credit weaknesses are found, specific reserves are established. If no such weaknesses are found, these loans are grouped with other, smaller balance loans of a similar type, either real estate, commercial, or consumer, and reserves are established for each group type as called for by SFAS Nos. 114 and 118 using historical and peer group loss data.

Note 6. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation at December 31, 2002 and 2001, are summarized as follows:

	2002	2001
Land	**$ 523,103**	$ 397,092
Buildings and improvements	**3,859,650**	3,467,594
Furniture and equipment	**2,270,507**	1,957,814
	6,653,260	5,822,500
Less accumulated depreciation	**3,507,299**	3,164,620
Bank premises and equipment, net	**$ 3,145,961**	$ 2,657,880

Depreciation expense for the years ended December 31, 2002, 2001 and 2000, totaled $351,939, $300,690 and $210,400, respectively.

Note 7. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2002 and 2001:

	2002	2001
NOW and Super NOW accounts	**$ 27,221,236**	$ 24,154,638
Money market accounts	**6,381,846**	5,537,115
Savings accounts	**25,044,022**	22,455,954
Certificates of deposit under $100,000	**48,119,359**	45,605,698
Certificates of deposit of $100,000 or more	**20,932,065**	16,791,201
Total	**$ 127,698,528**	$ 114,544,606

Interest expense on deposits is summarized below:

	2002	2001	2000
NOW and Super NOW accounts	$ 477,876	$ 595,606	$ 600,204
Money market accounts	84,284	118,779	123,397
Savings accounts	378,933	422,258	484,426
Certificates of deposit under $100,000	1,918,574	2,241,704	1,992,586
Certificates of deposit of $100,000 or more	768,825	841,357	643,231
Total	$ 3,628,492	$ 4,219,704	$ 3,843,844

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2002:

	Amount	Percent
Three months or less	$ 5,286,168	25%
Three through six months	1,251,489	6%
Six through twelve months	2,352,253	11%
Over twelve months	12,042,155	58%
Total	$ 20,932,065	100%

A summary of the maturities for all time deposits as of December 31, 2002 follows:

Year	Amount
2003	$ 35,262,820
2004	15,525,476
2005	16,133,768
2006	920,689
2007	1,208,671
	$ 69,051,424

At December 31, 2002, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiaries approximated $3,293,000.

Note 8. Derivative Instruments

The bank has offered a product known as the Index Powered CD to its customers since 2001. This is a five year certificate of deposit which, if held to maturity, provides the customer with guaranteed return of principal and interest which is linked to the performance of the Standard and Poor's 500 Index over the term of the certificate of deposit. As of December 31, 2002 and 2001 the notional value of these deposits was $710,906 and $30,000, respectively.

The linkage of the interest earned on the certificate of deposit and the return of the index is considered an equity option and is accounted for as an embedded derivative under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). As required by SFAS 133, the fair value of the embedded derivative is deducted from the certificate of deposit creating a discount that is amortized to interest expense using the effective interest method over the term of the certificate of deposit. The corresponding equity option is carried as a liability at fair value with changes in the value recognized in current earnings.

To manage the market risk associated with this product, the bank enters into interest rate swap agreements with the Federal Home Loan Bank of Pittsburgh (FHLB) for the notional amount of the certificate of deposit. Under this agreement the bank pays either fixed or variable interest to the FHLB quarterly over the term of the certificate of deposit and the FHLB pays the bank the amount of interest due the customer at maturity.

This interest rate swap also represents a derivative contract and is accounted for as a fair value hedge under SFAS 133. As such, it is carried as an asset at fair value with changes in value being recognized in current earnings. The impact of the company's derivative activities on pretax income was $(10,488) in 2002 and $0 in 2001.

Note 9. Income Taxes

The components of applicable income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000, are as follows:

	2002	2001	2000
Current:			
Federal	$ 792,896	$ 914,185	$ 848,650
State	155,089	144,521	132,423
	947,985	1,058,706	981,073
Deferred:			
Federal	39,299	(55,122)	(7,123)
State	4,623	(6,485)	(838)
	43,922	(61,607)	(7,961)
Total	$ 991,907	$ 997,099	$ 973,112

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the company's deferred tax assets and liabilities as of December 31, 2002 and 2001, are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 376,911	$ 381,434
Accrued income and expenses	9,850	8,085
Depreciation	24,006	33,683
Net loan origination fees and costs	35,279	38,715
	446,046	461,917
Deferred tax liabilities:		
Accretion on securities	(97,957)	(76,491)
Employee benefit plans	(31,569)	(24,985)
Net unrealized gain on securities	(762,246)	(312,262)
	(891,772)	(413,738)
Net deferred tax asset (liability)	$ (445,726)	$ 48,179

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2002, 2001 and 2000, is as follows:

	2002		2001		2000	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Computed tax at applicable statutory rate	**$ 992,618**	**34.0**	$ 986,624	34.0	$ 973,201	34.0
Increase (decrease) in taxes resulting from:						
Tax-exempt interest	**(142,742)**	**(4.9)**	(110,098)	(3.8)	(132,983)	(4.7)
State income taxes, net of federal tax benefit	**102,359**	**3.5**	95,384	3.3	87,399	3.1
Other, net	**39,672**	**1.4**	25,189	0.9	45,495	1.6
Applicable income taxes	**$ 991,907**	**34.0**	$ 997,099	34.4	$ 973,112	34.0

Note 10. Employee Benefit Plans

Pension Plan: Citizens National Bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of continuous service. The Plan provides benefits based on the participant's years of service and highest consecutive five year average annual earnings. The bank's funding policy is to make the minimum annual contribution that is required by applicable regulations.

	Pension Benefit 2002	Pension Benefit 2001	Pension Benefit 2000
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 3,193,336	$ 2,869,295	$ 2,917,738
Service cost	88,114	61,676	79,857
Interest cost	231,209	224,280	216,029
Change in discount rate	84,397	175,494	—
Experience (gain)/loss	73,221	7,349	(210,520)
Benefits paid	(148,461)	(144,758)	(133,809)
Benefit obligation at end of year	$ 3,521,816	$ 3,193,336	$ 2,869,295
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ 3,922,053	$ 4,344,521	$ 4,227,792
Actual return (loss) on plan assets	(495,647)	(277,710)	250,538
Employer contribution	—	—	—
Plan participants' contributions	—	—	—
Benefits paid	(148,461)	(144,758)	(133,809)
Fair value of plan assets at end of year	$ 3,277,945	$ 3,922,053	$ 4,344,521
Funded status	$ (243,871)	$ 728,717	$ 1,475,226
Unrecognized net actuarial gain(loss)	1,174,001	150,373	(694,288)
Unrecognized prior service benefit	(112,791)	(131,159)	(149,527)
Unrecognized net obligation at transition	(23,809)	(46,930)	(70,051)
Prepaid benefit cost	$ 793,530	$ 701,001	$ 561,360
Weighted-average assumptions as of December 31			
Discount rate	7.00%	7.25%	8.00%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.00%	4.25%	5.00%
Components of net periodic benefit cost			
Service cost	$ 88,114	$ 61,676	$ 79,857
Interest cost	231,209	224,280	216,029
Expected return on plan assets	(370,363)	(363,067)	(353,329)
Net amortization and deferral	(41,489)	(62,530)	(67,337)
Net periodic benefit cost	$ (92,529)	$ (139,641)	$ (124,780)

401(k) Plan: The bank has a 401(k) profit-sharing plan for the benefit of all employees who have attained the age of 21 and completed one year of continuous service. The Plan allows participating employees to contribute up to $11,000 of their annual compensation and permits the bank to make discretionary non-matching contributions to the Plan in such amount as the Board may determine to be appropriate. Contributions made to the Plan by the bank for the years ended December 31, 2002, 2001 and 2000, were $57,000, $51,000 and $59,000, respectively.

Executive Supplemental Income Plan: Subsequent to an amendment in the bank's pension benefit formula in 1995, it offered an Executive Supplemental Income Plan to certain senior officers, some of whom are now retired. The liability accrued for this Plan at December 31, 2002 and 2001 was $242,229 and $235,849, respectively, and is included in other liabilities. The funding of these liabilities is provided by certain insurance contracts which the bank has purchased. At December 31, 2002 and 2001, the cash surrender value of these insurance contracts was $326,634 and $279,553, respectively. Expenses associated with the Plan at December 31, 2002, 2001 and 2000 were $16,423, $23,222 and $32,348, respectively.

Executive and Director Supplemental Retirement Plan: Effective January 1, 2003, the bank entered into a non-qualified supplemental executive and director retirement plan with various officers and directors of the bank which provides them with income benefits payable at retirement age or death. Retirement benefits to be accumulated prior to death are determined annually under a defined contribution formula that requires the income from investments in underlying life insurance contracts to exceed a predetermined opportunity cost, with this excess being accumulated to the benefit of the eligible participant. This excess portion is then accumulated annually until the person is eligible for retirement, at which time it is paid out annually in 10 equal installments. An additional retirement benefit equal to the excess earnings over opportunity costs as determined each year after retirement is paid to the participant annually until death. Under either the executive or director plans, if the return on the underlying investment in life insurance contracts does not exceed the related opportunity costs, no benefits are due or payable to any participant upon retirement. In connection with this plan, the bank purchased, in 2002, life insurance contracts with a deposit of $2,000,000. These underlying life insurance contracts have a cash surrender value at December 31, 2002 of $2,034,000, which is reflected in other assets in the consolidated financial statements. No liabilities existed as of December 31, 2002.

Postretirement Benefit Plans: Citizens National Bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. The plans are unfunded. Other information relative to these plans follows:

	Health Care Plan 2002	Health Care Plan 2001	Health Care Plan 2000
Change in Benefit Obligation			
Benefit obligation at beginning of year	**$ 446,390**	$ 405,213	$ 387,693
Service cost	**18,131**	17,426	16,883
Interest cost	**29,399**	27,038	25,811
Change in discount rate	**—**	—	—
Experience (gain)/loss	**13,701**	30,707	811
Net amortization and deferral	**—**	—	—
Benefits paid	**(26,334)**	(33,994)	(25,985)
Benefit obligation at end of year	**$ 481,287**	$ 446,390	$ 405,213
Change in Plan Assets			
Fair value of plan assets at beginning of year	**$ —**	$ —	$ —
Actual return on plan assets	**—**	—	—
Employer contribution	**—**	—	—
Plan participants' contributions	**26,334**	33,994	25,985
Experience gain/(loss)	**—**	—	—
Benefits paid	**(26,334)**	(33,994)	(25,985)
Fair value of plan assets at end of year	**$ —**	$ —	$ —
Funded status	**$ (481,287)**	$ (446,390)	$ (405,213)
Unrecognized net actuarial gain	**(38,030)**	(52,191)	(85,761)
Unrecognized prior service benefit	**—**	—	—
Unrecognized net obligation at transition	**171,105**	188,216	205,327
Prepaid/(accrued) benefit cost	**$ (348,212)**	$ (310,365)	$ (285,647)
Weighted-average assumptions as of December 31			
Discount rate	**7.00%**	7.25%	7.25%
Expected return on plan assets	**7.00%**	7.00%	7.00%
Rate of compensation increase	**—**	—	—
Components of net periodic benefit cost			
Service cost	**$ 18,131**	$ 17,426	$ 16,883
Interest cost	**29,399**	27,038	25,811
Expected return on plan assets	**(460)**	(2,863)	(3,288)
Net amortization and deferral	**17,111**	17,111	17,111
Recognized net actuarial loss	**—**	—	—
Net periodic benefit cost	**$ 64,181**	$ 58,712	$ 56,517

	Life Insurance Plan 2002	Life Insurance Plan 2001	Life Insurance Plan 2000
Change in Benefit Obligation			
Benefit obligation at beginning of year	**$ 48,664**	$ 83,540	$ 93,331
Service cost	**1,989**	3,542	4,018
Interest cost	**3,120**	5,760	6,506
Change in discount rate	—	—	—
Experience (gain)/loss	**(985)**	(40,679)	(16,539)
Net amortization and deferral	—	—	—
Benefits paid	**(3,499)**	(3,499)	(3,776)
Benefit obligation at end of year	**$ 49,289**	$ 48,664	$ 83,540
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ —	$ —	$ —
Actual return on plan assets	—	—	—
Employer contribution	—	—	—
Plan participants' contributions	**3,499**	3,499	3,776
Experience gain/(loss)	—	—	—
Benefits paid	**(2,340)**	(3,776)	(3,776)
Fair value of plan assets at end of year	**$ 1,159**	$ (277)	$ —
Funded status	**$ (49,289)**	$ (48,664)	$ (83,540)
Unrecognized net actuarial gain	**(68,712)**	(71,804)	(32,664)
Unrecognized prior service benefit	—	—	—
Unrecognized net obligation at transition	**38,342**	42,177	46,012
Prepaid/(accrued) benefit cost	**$ (79,659)**	$ (78,291)	$ (70,192)
Weighted-average assumptions as of December 31			
Discount rate	**7.00%**	7.25%	7.25%
Expected return on plan assets	**7.00%**	7.00%	7.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%
Components of net periodic benefit cost			
Service cost	**$ 1,989**	$ 3,542	$ 4,018
Interest cost	**3,120**	5,760	6,506
Expected return on plan assets	**(4,077)**	(1,539)	(467)
Net amortization and deferral	**3,835**	3,835	3,835
Recognized net actuarial loss	—	—	—
Net periodic benefit cost	**$ 4,867**	$ 11,598	$ 13,892

	Total 2002	Total 2001	Total 2000
Change in Benefit Obligation			
Benefit obligation at beginning of year	$ 495,054	$ 488,753	$ 481,024
Service cost	20,120	20,968	20,901
Interest cost	32,519	32,798	32,317
Change in discount rate	—	—	—
Experience (gain)/loss	12,716	(9,972)	(15,728)
Net amortization and deferral	—	—	—
Benefits paid	(29,833)	(37,493)	(29,761)
Benefit obligation at end of year	$ 530,576	$ 495,054	$ 488,753
Change in Plan Assets			
Fair value of plan assets at beginning of year	$ —	$ —	$ —
Actual return on plan assets	—	—	—
Employer contribution	—	—	—
Plan participants' contributions	29,833	37,493	29,761
Experience gain/(loss)	—	—	—
Benefits paid	(28,674)	(37,770)	(29,761)
Fair value of plan assets at end of year	$ 1,159	$ (277)	$ —
Funded status	$ (530,576)	$ (495,054)	$ (488,753)
Unrecognized net actuarial gain	(106,742)	(123,995)	(118,425)
Unrecognized prior service benefit	—	—	—
Unrecognized net obligation at transition	209,447	230,393	251,339
Prepaid/(accrued) benefit cost	$ (427,871)	$ (388,656)	$ (355,839)
Components of net periodic benefit cost			
Service cost	$ 20,120	$ 20,968	$ 20,901
Interest cost	32,519	32,798	32,317
Expected return on plan assets	(4,537)	(4,402)	(3,755)
Net amortization and deferral	20,946	20,946	20,946
Recognized net actuarial loss	—	—	—
Net periodic benefit cost	$ 69,048	$ 70,310	$ 70,409

For measurement purposes, the maximum monthly benefit of $100 payable per eligible retiree under the postretirement health care plan was assumed with no future increases. Accordingly, an assumed 1 percentage point annual increase or decrease in health care cost trend rates would not impact the health care plan's accumulated postretirement benefit obligation at December 31, 2002 or the aggregate of the service and interest cost components of the health care plan's net postretirement benefit cost for the year ended December 31, 2002.

Note 11. Other Borrowings

Short-Term Borrowings: During 2002 and 2001, the company's short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements) and advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB). Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2002 and 2001, securities with an amortized cost of $11,118,622 and $12,610,745, respectively, and estimated fair values of $11,622,979 and $12,963,391, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the subsidiary bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to these obligations:

	2002		2001	
	Repurchase Agreement	Line of Credit	Repurchase Agreement	Line of Credit
Amount outstanding at December 31	**$ 9,117,745**	**$ 1,277,000**	$ 11,090,675	$2,831,000
Weighted average interest rate at December 31	**2.51%**	**1.56%**	2.99%	2.09%
Maximum month-end amount outstanding	**$ 11,761,453**	**$ 2,081,000**	$ 13,098,393	$2,831,000
Average daily amount outstanding	**$ 9,794,700**	**$ 382,405**	$ 9,820,363	$ 346,718
Weighted average interest rate for the year	**2.78%**	**1.71%**	4.02%	4.95%

Long-Term Borrowings: The company's long-term borrowings of $1,878,568 and $787,523 at December 31, 2002 and 2001, respectively, consist of advances from the FHLB which are used to finance specific lending activities. The weighted average interest rate on these borrowings at December 31, 2002 was 4.03%. The weighted average interest rate for the year ending December 31, 2002 was 3.87%.

A summary of the maturities of the company's long-term borrowings for the next five years is as follows:

Year	Amount
2003	$ 662,701
2004	691,260
2005	241,226
2006	6,642
2007	153,665
2008 and thereafter	123,074
	$ 1,878,568

Note 12. Commitments and Contingencies

At December 31, 2002 and 2001, the subsidiary bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $1,335,000 and $1,061,000, respectively. The bank does not earn interest on such reserve balances.

Litigation: The company is involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on the company.

Financial Instruments With Off-Balance-Sheet Risk: The subsidiary bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the bank has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk	Contract Amount	
	2002	2001
Commitments to extend credit	$ 21,837,663	$ 20,977,493
Standby letters of credit	544,315	426,647
	$ 22,381,978	$ 21,404,140

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 13. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from its banking subsidiary, Citizens National Bank. Dividends paid by the subsidiary bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. During 2003, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,955,000 plus net income of the subsidiary bank for the interim periods through the date of declaration.

The bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the bank's category.

The bank's actual capital amounts and ratios are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	**$ 20,567**	**13.61%**	**$12,092**	**8.00%**	**$ 15,115**	**10.00%**
Tier I Capital (to Risk Weighted Assets)	**19,181**	**12.69%**	**6,046**	**4.00%**	**9,069**	**6.00%**
Tier I Capital (to Average Assets)	**19,181**	**10.50%**	**7,309**	**4.00%**	**10,964**	**6.00%**
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)	$ 19,618	16.40%	$ 9,567	8.00%	$ 11,959	10.00%
Tier I Capital (to Risk Weighted Assets)	18,220	15.24%	4,784	4.00%	7,176	6.00%
Tier I Capital (to Average Assets)	18,220	10.99%	6,630	4.00%	9,944	6.00%

Note 14. Fair Value of Financial Instruments

The following summarizes the methods and significant assumptions used by the company in estimating its fair value disclosures for financial instruments.

Cash and due from banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal funds sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounted at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued interest receivable and payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing checking, NOW, Super NOW) money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounted cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationships with depositors is not considered in estimating the fair values disclosed.

Short-term borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-term borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Off-balance-sheet instruments: The fair values of commitments to extend credit and standby letters of credit are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values are not shown below.

Derivative Financial Instruments: The fair values of the interest rate swaps are based on quoted market prices of like products.

The carrying values and estimated fair values of the Company's financial instruments are summarized below:

	December 31, 2002		December 31, 2001	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Financial assets:				
Cash and due from banks	**$ 4,789,115**	**$ 4,789,115**	$ 4,734,676	$ 4,734,676
Securities available for sale	**54,219,132**	**54,219,132**	48,964,467	48,964,467
Loans	**115,186,861**	**120,235,396**	107,074,843	111,578,178
Accrued interest receivable	**1,161,541**	**1,161,541**	1,208,222	1,208,222
Total	**$ 175,356,649**	**$ 180,405,184**	$ 161,982,208	$ 166,485,543

Financial liabilities:				
Deposits	**$ 147,740,991**	**$ 148,400,919**	$ 131,751,935	$ 132,740,001
Short-term borrowings	**10,394,745**	**10,394,745**	13,921,675	13,921,675
Long-term borrowings	**1,878,568**	**1,997,132**	787,523	787,523
Accrued interest payable	**345,357**	**345,357**	405,184	405,184
Total	**$ 160,359,661**	**$ 161,138,153**	$ 146,866,317	$ 147,854,383
Financial Instruments:				
Interest rate swap agreements	**$ 65,307**	**$ 65,307**	$ —	$ —

Note 15. Condensed Financial Statements of Parent Company

Information relative to the Parent Company's balance sheets at December 31, 2002 and 2001, and the related statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000, are presented below.

	December 31,	
Balance Sheets	**2002**	**2001**
Assets		
Cash	**$ 2,976**	$ 5,333
Investment in subsidiaries	**20,598,700**	19,012,715
Due from subsidiary	**3,299**	4,299
Total assets	**$ 20,604,975**	$ 19,022,347
Shareholders' equity		
Common stock, $2.00 par value, 2,250,000 shares authorized; issued 750,000 shares	**$ 1,500,000**	$ 1,500,000
Additional paid-in capital	**2,100,000**	2,100,000
Retained earnings	**17,912,258**	16,890,758
Accumulated other comprehensive income	**1,243,664**	606,155
Treasury stock at cost, 103,477 and 101,127 shares, respectively	**(2,150,947)**	(2,074,566)
Total shareholders' equity	**$ 20,604,975**	$ 19,022,347

	For the Years Ended December 31,		
Statements of Income	**2002**	**2001**	**2000**
Income - dividends from subsidiary bank	**$ 983,581**	$ 902,599	$ 976,360
Expenses - operating	**4,500**	4,700	4,300
Income before equity in undistributed income of subsidiaries	**979,081**	897,899	972,060
Equity in undistributed income of subsidiaries	**948,476**	1,006,836	917,183
Net income	**$ 1,927,557**	$ 1,904,735	$ 1,889,243

Statements of Cash Flows	For the Years Ended December 31, 2002	2001	2000
Cash Flows from Operating Activities			
Net income	**$ 1,927,557**	$ 1,904,735	$ 1,889,243
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(948,476)**	(1,006,836)	(917,183)
(Increase)decrease in amount due from subsidiary	**1,000**	(4,299)	—
Cash provided by operating activities	**980,081**	893,600	972,060
Cash Flows from Investing Activities			
Investment in insurance subsidiary	—	—	(7,100)
Cash used in investing activities	—	—	(7,100)
Cash Flows from Financing Activities			
Dividends paid to shareholders	**(906,057)**	(844,533)	(781,434)
Acquisition of treasury stock	**(76,381)**	(49,999)	(180,985)
Cash used in financing activities	**(982,438)**	(894,532)	(962,419)
Increase/(decrease) in cash	**(2,357)**	(932)	2,541
Cash:			
Beginning	**5,333**	6,265	3,724
Ending	**$ 2,976**	$ 5,333	$ 6,265

ARNETT & FOSTER
Certified Public Accountants, P.L.L.C.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Citizens Financial Corp.
and Subsidiaries
Elkins, West Virginia

We have audited the accompanying consolidated balance sheets of Citizens Financial Corp. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

ARNETT & FOSTER, P.L.L.C.

Arnett & Foster, P.L.L.C

Charleston, West Virginia
January 10, 2003

Officers

CITIZENS FINANCIAL CORP.

MAX L. ARMENTROUT
Chairman of the Board

ROBERT J. SCHOONOVER
President and Chief Executive Officer

THOMAS K. DERBYSHIRE, CPA
Vice President and Treasurer

RAYMOND L. FAIR
Vice President

LEESA M. HARRIS
Secretary

CITIZENS NATIONAL BANK

ADMINISTRATION

ROBERT J. SCHOONOVER
President and Chief Executive Officer

JOHN F. HARRIS
Senior Vice President

WILLIAM T. JOHNSON, JR.
Executive Vice President/Cashier

THOMAS K. DERBYSHIRE, CPA
Sr. Vice President/Chief Financial Officer

SHERRI E. MARSTILLER
Sr. Vice President/Chief Operations Officer

CAROLYN A. KERENS
Sr. Vice President/Loan Administration

LEESA M. HARRIS
Sr. Vice President/Trust Officer

CAROLYN L. KORNTOP
Vice President/Compliance/CRA Officer

CARRIE L. FINK
Executive Secretary

OPERATIONS

MOLLY A. PAINTER
Vice President/Bookkeeping Manager

BRADLEY W. HAMMOND
Asst. Vice President / IT Manager

BRENDA WILFONG
Asst. Manager/Bookkepping

LISA CRAWFORD
EDP Manager

SHARON SUTTON
Head Teller

AUDITING

BELINDA J. CLEVENGER, CPA
Auditor

ACCOUNTING & FINANCE

NICOLE D. MCKISIC
Controller

FINANCIAL SALES & SERVICES

ROBERT E. COWGILL
Business Development Officer

BRENDA SCHMIDLEN
IRA/Ins. Sales Mgr/Bank Secrecy/Security

TRUST SERVICES

PAULA MORGAN
Asst. Trust Officer

HUMAN RESOURCES

CARLA R. FISHER
Asst. Vice President/Human Resources Off.

LOANS

LINDA K. SMITH
Vice President/Loan Officer - Consumer Loans

FRANKLIN W. HINZMAN
Asst. VP/Loan Officer - Consumer Loans

JEFFREY S. NIDA
Asst. VP/Loan Officer - Consumer Loans

DONALD E. FASIG, II
Loan Review Officer

MARKETING

KATHY K. LEOMBRUNO
Asst. Vice President/Marketing Officer

TUCKER COUNTY BRANCH

D. RANDALL MOORE
Vice President/Branch Manager

A. YVONNE PARSONS
Asst. Branch Manager

CLARA L. MASON
Loan Officer

DEBORAH T. RITTER
Loan Officer

PETERSBURG BRANCH

PAUL A. LEATHERMAN
Branch Manager

DEBRA N. COSNER
Asst. Branch Manager

SNOWSHOE BRANCH

SHERRY L. RADCLIFF
Branch Manager

ANDREW M. FRIEL
Asst. Branch Manager

MARLINTON BRANCH

JAMES E. CUTLIP
Regional Branch Manager - Pocahonatas Co.

MARY K. CLENDENEN
Branch Manager

DAWN H. BUCHANAN
Asst. Branch Manager

Board of Directors

CITIZENS FINANCIAL CORP.

ROBERT NORMAN ALDAY
President, Phil Williams Coal Company

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.;
Co-Owner, Elkins Builders Supply, LLC

EDWARD L. CAMPBELL
Retired, Campbell's Market

RAYMOND L. FAIR
Attorney at Law

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

PAUL J. JOSEPH
Director Emeritus

CITIZENS NATIONAL BANK

MAX L. ARMENTROUT
President and Chairman of the Board,
Laurel Lands Corp.

WILLIAM J. BROWN
President, Hess Oil Co., Inc.;
Co-Owner, Elkins Builders Supply, LLC

EDWARD L. CAMPBELL
Retired, Campbell's Market

RAYMOND L. FAIR
Attorney at Law

JOHN F. HARRIS
Senior Vice President, Citizens National Bank;
Retired, Transportation Industry

DICKSON W. KIDWELL
President, Kidwell Auto Parts

CYRUS K. KUMP
President, Kump Enterprises;
Kerr Real Estate

FRANKLIN M. SANTMYER, JR.
President, Wil-Ken, Inc.;
President, Gino's Pizza of Elkins;
Managing Partner, Elkins Builders Supply, LLC.

ROBERT J. SCHOONOVER
President and Chief Executive Officer,
Citizens National Bank

THOMAS A. WAMSLEY
Cattleman; Co-Owner, C&J Dairy King

L. T. WILLIAMS
Retired, Elkins Builders Supply, LLC

C. CURTIS WOODFORD
President, Woodford Oil Company

JOHN A. YEAGER, CPA
Controller, Newlon's International Sales, LLC

PAUL J. JOSEPH
Director Emeritus

Citizens Financial Corp.

Annual Meeting

The annual meeting of the shareholders of Citizens Financial Corp. will be held in the Citizens National Bank building, 211-213 Third Street, Elkins, WV at 11:00 a.m., April 26, 2003.

Form 10-K

Copies of Citizens Financial Corp.'s Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained by writing:

Thomas K. Derbyshire, Vice President and Treasurer
Citizens Financial Corp.
P. O. Box 1519
Elkins, WV 26241-1519

Legal Counsel:
Busch and Talbott, John Busch, Esq.

Auditors:
Arnett & Foster, P.L.L.C.
Certified Public Accountants
Charleston, WV

Citizens Financial Corp.

211-213 Third Street
Elkins, WV 26241

226 Walnut Street
Parsons, WV 26287

Main Street
Beverly, WV 26253

102 Virginia Avenue
Petersburg, WV 26847

One Citizens Plaza
Slatyfork, WV 26291

Pocahontas Foodland
Marlinton, WV 24954



Citizens National Bank
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